

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 7, 2016

Via E-mail
Cassandra Tavukciyan
President and Chief Executive Officer
Armeau Brands Inc.
1805-141 Lyon Court
Toronto, ON Canada M6B 3H2

> **Re:** **Armeau Brands Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2016**
> **File No. 333-210190**

Dear Ms. Tavukciyan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2015 letter.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Facing Page

2.   Please check the box indicating that this is an offering under Rule 415 or tell us how you concluded that the continuous offering you propose is not subject to Rule 415.

Use of Proceeds, page 15

3.   Please reconcile the maximum amount of proceeds to be used in the table with the expenditures on page 30.

4.   We note the statement in this section that management retains the right to change the use of proceeds and retains broad discretion on the allocation of the net proceeds from this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Item 6 – Dilution, page 16

5.   Please revise to provide disclosure regarding dilution to investors in this offering. Refer to Item 6 of Form S-1 and Item 506 of Regulation S-K.

Description of Securities to be Registered, page 19

6.   Please clarify the references to your amended and restated articles of incorporation and your few stockholders given the disclosure elsewhere in the prospectus.

Description of our Business, page 21

Activities to Date, page 23

7.   Please describe the Scientific Centre for Viticulture in Armenia you reference in this section.

8.   We note the two agreements with IMBIBEdesign referenced in this section. The dollar amounts referenced do not appear to reconcile with the disclosure in the agreements filed as exhibits. Please reconcile or advise

Government Regulation, page 27

9.   Please tell us how you are subject to oil and gas regulation. Also, tell us how you concluded that government regulations will not materially impact the way you conduct your business, given your intention to sell alcoholic beverages. Disclose the effect of material regulations on the wine business. Refer to Item 101(h)(4)(ix) of Regulation S-K.

Liquidity and Capital Resources, page 30

10.   Given your financial condition please disclose how you plan to address the funds necessary to achieve your business plan, in the event you are unable to raise sufficient funds in this offering. Refer to Instruction 5 of Item 303(a) of Regulation S-K, and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Directors and Officers, page 32

11.   Please provide the information required by Item 401(e)(1) of Regulation S-K for Cassandra Tavukciyan, regarding her business experience for the past five years and the reasons she was selected as a director.

Security Ownership of Certain Beneficial Owners…, page 36

12.   You disclose in the table that Cassandra Tavukciyan holds 50% of the outstanding shares while elsewhere you disclose 100%. Please reconcile. Such disclosure should be as of the date in the table without considering the amount being sold in this offering. You may include a separate column indicating the percent ownership after the offering assuming the maximum is sold.

Certain Relationships and Related Transactions , page 36

13.   Please provide this disclosure and that in the previous section as of the most recent practicable date, rather than January 31, 2016.

Promoters and Certain Control Persons , page 37

14.   Please tell us how you concluded that Ms. Tavukciyan is your only promoter given your disclosure about the dates when she joined the company and the date you were incorporated. It is unclear, for example, how you concluded that Arto Tavukciyan was not a promoter. Refer to the definition of promoter in Securities Act Rule 405 for guidance.

Signatures

15.   Please revise to include the signature of the principal financial officer, and principal accounting officer or controller as required by Instruction 1 to the Signatures.

Exhibit 23.1

16.   The auditor consent refers to the audit report dated February 25, 2016; however the audit report included in the filing is dated February 26, 2016. Please request your auditor review the consent and, as applicable, amend for consistency.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: William MacDonald, Esq.
        MacDonald Tuskey